UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 28, 2024
UBS Group AG
( Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the UBS Group AG audited standalone financial statements for the year ended 31 December 2023,
as well as the consent of Ernst & Young

Ltd. with respect thereto, which appear immediately following this page.

UBS

Group AG

Standalone financial statements and regulatory

information for the year ended
31 December 2023

UBS Group AG standalone financial statements

Table of contents
2
UBS Group AG standalone financial statements
2
Income statement
3
Balance sheet
4
Reconciliation of equity
5
Statement of proposed appropriation of total profit and
dividend distribution out of total profit and capital
contribution reserve
6
1
Corporate information
6
2
Accounting policies
9
3
Acquisition of Credit Suisse Group AG
10
Income statement notes
10
4
Dividend income from investments in subsidiaries
10
5
Other operating income
10
6
Financial income
10
7
Personnel expenses
11
8
Other operating expenses
11
9
Financial expenses
12
Balance sheet notes
12
10
Liquid assets
12
11
Other short-term receivables
12
12
Accrued income and prepaid expenses
13
13
Investments in subsidiaries
13
14
Financial assets
14
15
Current interest-bearing liabilities
14
16
Accrued expenses and deferred income
15
17
Long-term interest-bearing liabilities
18
18
Compensation-related long-term liabilities
18
19
Share capital
18
20
Treasury

shares
19
Additional information
19
21
Assets pledged to secure own liabilities and assets
subject to retention of title
19
22
Contingent liabilities
20
23
Share ownership of the members of the Board of
Directors, the Group Executive Board and other
employees
21
24
Related parties
22
Report of the statutory auditor on the financial statements

UBS Group AG standalone financial statements

UBS Group AG standalone financial statements
Audited |
Income statement
USD m CHF m
For the year ended For the year ended
Note 31.12.23 31.12.22 31.12.23 31.12.22
Dividend income from investments in subsidiaries

4

6,352

4,373

5,677

4,255
Other operating income

5

10

48

10

46
Financial income

6

5,412

2,002

4,850

1,911
Income from valuation of investments in subsidiaries 3, 13

21,934

18,461
Operating income

33,707

6,423

28,998

6,212
Personnel expenses

7

40

20

36

19
Other operating expenses

8

269

15

241

14
Financial expenses

9

5,608

1,987

5,030

1,897
Impairment of investments in subsidiaries 3, 13

22,138

19,886
Operating expenses

28,055

2,022

25,193

1,930
Extraordinary income
1

3

17,317

15,771
Extraordinary expenses
1

3

16,319

14,861
Profit / (loss) before income taxes

6,651

4,401

4,714

4,282
Tax expense / (benefit)

(9)

12

(8)

11
Net profit / (loss)

6,660

4,389

4,722

4,271
1 Reflects

the write-off

of additional

tier 1

(AT1) instruments

formerly issued

by Credit

Suisse Group

AG in

a total

amount of

USD 17,317m

(CHF 15,771m)

and the

write-off of

the corresponding

internal AT1
instruments issued by Credit Suisse AG in a total amount of USD 16,319m (CHF 14,861m). Refer to Note 3 for more information.

UBS Group AG standalone financial statements

Balance sheet
USD m CHF m
Note 31.12.23 31.12.22 31.12.23 31.12.22
Assets
Liquid assets

10

3,563

1,312

2,999

1,213
Marketable securities

111

106

93

98
Other short-term receivables

11

6,444

2,638

5,424

2,438
Accrued income and prepaid expenses

12

2,862

839

2,409

775
Total current assets

12,980

4,895

10,925

4,524
Investments in subsidiaries

13

73,419

41,199

61,797

38,080
of which: investment in UBS AG and Credit Suisse AG

72,567

61,079
of which: investment in UBS AG

40,889

37,793
Financial assets

14

121,288

62,975

102,087

58,207
Other non-current assets

1,165

336

980

310
Total non-current assets

195,872

104,509

164,864

96,597
Total assets

208,852

109,404

175,789

101,121
of which: amounts due from subsidiaries

133,730

67,514

112,559

62,403
Liabilities
Current interest-bearing liabilities

15

7,094

4,344

5,971

4,015
Accrued expenses and deferred income

16

3,879

2,082

3,265

1,924
Total short-term liabilities

10,973

6,426

9,236

5,940
Long-term interest-bearing liabilities

17

127,787

61,682

107,557

57,012
Compensation-related long-term liabilities

18

3,629

3,201

3,054

2,959
Other long-term liabilities

896

2

754

2
Total long-term liabilities

132,312

64,885

111,366

59,973
Total liabilities

143,285

71,311

120,601

65,913
of which: amounts due to subsidiaries

5,320

2,614

4,478

2,416
Equity
Share capital

19

346

359

341

352
Statutory capital reserve

45,356

23,826

43,440

23,522
of which: capital contribution reserve

32,731

23,826

33,648

23,522
of which: other statutory capital reserve

12,625

0

9,792

0
Statutory earnings reserve

44

0

37

0
of which: reserve for treasury shares held by subsidiaries

44

0

37

0
Voluntary earnings reserve

18,174

16,364

11,477

13,620
Treasury shares

20

(5,013)

(6,844)

(4,830)

(6,557)
of which: against capital contribution reserve

(1,133)

(2,525)

(1,053)

(2,407)
Net profit / (loss)

6,660

4,389

4,722

4,271
Equity attributable to shareholders

65,567

38,093

55,188

35,209
Total liabilities and equity

208,852

109,404

175,789

101,121

UBS Group AG standalone financial statements

Reconciliation of equity
In USD m
Share
capital
Statutory
capital
reserve
of which:
capital
contribution
reserve
of which:
other
statutory
capital
reserve
Statutory
earnings
reserve
Voluntary
earnings
reserve
Treasury
shares
Net profit /
(loss)

Total
equity
Balance as of 31 December 2022

359

23,826

23,826

0

0

16,364

(6,844)

4,389

38,093
Appropriation of prior-year profit

3,549

(3,549)

0
Acquisition of Credit Suisse Group AG as of 1 January
2023

19

24,392

32,850

(8,459)

541

0

(435)

24,517
Treasury shares issued in the acquisition of the Credit
Suisse Group

(19)

(1,474)

(1,474)

(1,474)

2,967

0
Dividend distribution

(839)

(839)

(839)

(1,679)
Change in reserve for own shares

(497)

497

0
Transactions in treasury shares

(207)

(1,816)

(2,024)
Share capital currency conversion
1

(6)

6

1,630

(1,624)

0
Reclassification
2

(22,707)

22,707

0
Cancellation of shares
3

(7)

(554)

(554)

(554)

1,115

0
Net profit / (loss) for the period

6,660

6,660
Balance as of 31 December 2023

346

45,356

32,731

12,625

44

18,174

(5,013)

6,660

65,567
In CHF m
Share
capital
Statutory
capital
reserve
of which:
capital
contribution
reserve
of which:
other
statutory
capital
reserve
Statutory
earnings
reserve
Voluntary
earnings
reserve
Treasury
shares
Net profit /
(loss)

Total
equity
Balance as of 31 December 2022

352

23,522

23,522

0

0

13,620

(6,557)

4,271

35,209
Appropriation of prior-year profit

3,512

(3,512)

0
Acquisition of Credit Suisse Group AG as of 1 January
2023

18

22,545

30,363

(7,818)

500

0

(402)

22,661
Treasury shares issued in the acquisition of the Credit
Suisse Group

(18)

(1,362)

(1,362)

(1,362)

2,702

(40)
Dividend distribution

(759)

(759)

(759)

(1,517)
Change in reserve for own shares

(463)

463

0
Transactions in treasury shares

(191)

(1,602)

(1,793)
Share capital currency conversion
1

(5)

5

1,507

(1,502)

0
Reclassification
2

(19,113)

19,113

0
Cancellation of shares
3

(6)

(511)

(511)

(511)

1,028

0
Foreign Currency Translation

(4,054)

(4,054)
Net profit / (loss) for the period

4,722

4,722
Balance as of 31 December 2023

341

43,440

33,648

9,792

37

11,477

(4,830)

4,722

55,188
1 In 2023, as approved by shareholders

at the Annual General Meeting (the

AGM) held on 5 April 2023,

the share capital currency was changed

from the Swiss franc to the

US dollar. The

conversion resulted in an
increase of share capital by USD 22m

(CHF 20m), which was allocated to the

Other statutory capital reserve. The

following reduction of the nominal value

per share to USD 0.10 (from CHF

0.10) resulted in a share
capital decrease of USD 28m

(CHF 25m), which was

allocated to the Capital contribution

reserve. As a consequence

of the change in the

share capital currency,

the Capital contribution reserve

was also converted
from Swiss francs to US dollars,

resulting in an increase of USD 1,602m

(CHF 1,482m), with the offset recorded in

the Other statutory capital reserve. The

conversion was implemented with a retroactive effect

as of
1 January 2023 for accounting purposes based on the closing exchange rate from 30 December 2022.

2 In 2023, the Swiss Federal Court confirmed the practice

of the Swiss Federal Tax

Administration (SFTA) that
limits the capital contribution reserve distributable

to the shareholders free of withholding

tax to an amount confirmed

by the SFTA. In

order to align the capital contribution

reserve to the amount confirmed

by the
SFTA, an amount of USD 22,707m (CHF 19,113m)

was reclassified from the Capital contribution reserve to the Other statutory capital reserve. This resulted

in a capital contribution reserve balance of USD 32,731m
(CHF 33,648m) as of 31 December

2023 that can be distributed

free of withholding tax to the

shareholders of UBS Group AG.

The capital contribution

reserve includes an amount of

USD 24,498m (CHF 22,643m)
confirmed by the SFTA, which

was transferred from the

former Credit Suisse Group AG to

UBS Group AG upon the acquisition

in 2023 and represented the

amount of total shareholders’ equity less

share capital as
per Acquisition of Credit

Suisse Group AG as

of 1 January 2023.

3 On 5 April 2023,

the shareholders at the

AGM also approved the

cancellation of 62,548,000

shares, each with a

nominal value of CHF

0.10,
purchased under the 2021 share

repurchase program. Share capital

was reduced by the nominal

value of the repurchased shares

upon cancellation, i.e.,

USD 7m (CHF 6m). The

capital contribution reserve and the
voluntary earnings reserve were each reduced by 50%

of the total capital reduction amount exceeding the nominal

value upon cancellation of the repurchased shares,

i.e., each by USD 554m (CHF 511m). Amounts
disclosed in Swiss francs may differ from the purchase price of the shares due to the applied method of converting US dollar amounts to Swiss franc amounts for presentation

purposes.

The events described in the
aforementioned footnotes 1, 2 and 3 did not change the total equity reported for UBS Group AG.

UBS Group AG standalone financial statements

Statement of proposed appropriation of total profit and

dividend distribution out of total profit and capital
contribution reserve
The Board of

Directors (the BoD)

proposes that the

Annual General Meeting

of Shareholders

on 24 April 2024 approve
the appropriation of total profit and

an ordinary dividend distribution of USD

0.70 (gross) in cash per share

of USD 0.10
nominal value under the terms set out below:
Appropriation of and distribution out of total profit
USD m CHF m
For the year ended For the year ended
31.12.23 31.12.23
Net profit for the period

6,660

4,722
Profit / (loss) carried forward

0

0
Total profit available for appropriation

6,660

4,722
Appropriation to voluntary earnings reserve

(5,448)

(3,704)
Dividend distribution: USD 0.70 (gross) per dividend-bearing share, USD 0.35 of which out of total profit
1

(1,212)

(1,018)
2
Profit / (loss) carried forward

0

0
1 Dividend-bearing shares

are all shares

issued except for

treasury shares held

by UBS Group

AG as of

the record date.

The amount

of USD 1,212m presented

is based on

the total number

of shares issued

as of
31 December 2023. If the final total amount

of the dividend is higher or

lower, the difference

will be balanced through the appropriation

to the voluntary earnings reserve.

2 For illustrative purposes,

converted at
the closing exchange rate as of 31 December 2023 (CHF / USD 1.19).
Distribution out of capital contribution reserve
USD m CHF m
For the year ended For the year ended
31.12.23 31.12.23
Statutory capital reserve, of which capital contribution reserve before proposed distribution

32,731

33,648
Dividend distribution: USD 0.70 (gross) per dividend-bearing share, USD 0.35 of which out of capital contribution reserve
1

(1,212)

(1,018)
2
Statutory capital reserve, of which capital contribution reserve after proposed distribution

31,519

32,630
1 Dividend-bearing shares are

all shares issued

except for treasury

shares held by

UBS Group AG

as of the

record date. The

amount of USD 1,212m

presented is based

on the total

number of shares

issued as of
31 December 2023.

2 For illustrative purposes, converted at the closing exchange rate as of 31 December 2023 (CHF / USD 1.19).
As set out above,

half of the

ordinary dividend distribution

of USD 0.70 (gross)

in cash per

share is payable

out of total
profit and the other

half is payable out

of the capital contribution

reserve. The portion

of the dividend paid

out of total
profit will be subject to a 35% Swiss withholding tax.
The ordinary dividend

distribution is declared

in US dollars.

Shareholders whose shares

are held through

SIX SIS AG

will
receive dividends

in Swiss

francs,

based on

a published

exchange rate

calculated up

to five

decimal places

on the

day
prior to the ex-dividend

date. Shareholders holding shares through

DTC or directly registered

in the US share

register with
Computershare will be paid dividends in US dollars.
Provided that the proposed

dividend distribution out of

the total profit and the

capital contribution reserve is

approved,
the payment of

the dividend will

be made on

3 May 2024 to

holders of shares

on the record

date of 2 May

2024. The
shares will be

traded ex-dividend

as of 30 April

2024 and, accordingly,

the last day

on which the

shares may be

traded
with entitlement to receive the dividend will be 29 April

2024.

UBS Group AG standalone financial statements

Notes to the UBS Group AG standalone financial

statements
Note 1

Corporate information
UBS Group

AG is incorporated

and domiciled in

Switzerland and

its registered

office is at

Bahnhofstrasse 45,

CH-8001
Zurich,

Switzerland.

UBS

Group

AG

operates

under

Art.

620

et

seq.

of

the

Swiss

Code

of

Obligations

as

an
Aktiengesellschaft

(a corporation limited by shares).
The UBS Group

AG standalone financial

statements are

prepared in accordance

with the principles

of the Swiss

law on
accounting and financial reporting (32nd title of the Swiss

Code of Obligations).
The significant accounting and valuation principles applied

are described in Note 2.
UBS Group AG is

the ultimate holding

company of the

UBS Group, the

grantor of certain

deferred compensation plans
of

UBS

and

the

issuer

of

loss-absorbing

capital

notes

which

qualify

as

Basel

III

additional

tier

1

(AT1)

capital

on

a
consolidated UBS Group

basis and senior

unsecured debt

which contributes to

the total loss-absorbing

capacity (TLAC)
of the Group.
The proceeds from

the issuances of

loss-absorbing AT1 capital notes

and TLAC-eligible senior

unsecured debt instruments
are either on-lent to

UBS AG or Credit Suisse

AG, or used for downstream

funding in the form

of debt securities issued
by Credit Suisse AG.
›
Refer to Notes 15 and 17 for more information about

the main terms and conditions of the

loss-absorbing AT1 capital notes and
TLAC-eligible senior unsecured debt instruments issued
Furthermore, UBS

Group AG

grants Deferred

Contingent Capital

Plan (DCCP)

awards to

UBS Group

employees. These
DCCP awards also qualify as Basel III AT1 capital on a consolidated

UBS Group basis.
As

of 31

December 2023,

UBS

Group

AG
’
s

distributable

items

for

the

purpose

of

AT1

capital

instruments

were
USD 65.1bn

(CHF 54.7bn)

(31 December 2022:

USD 37.7bn

(CHF 34.8bn)).

For

this

purpose,

distributable

items

are
defined in

the terms

and conditions

of the

relevant instruments

as the

aggregate of

(i) net

profits carried

forward and
(ii) freely distributable reserves, in each case less

any amounts that must be contributed to

legal reserves under applicable
law.
Note 2

Accounting policies
Foreign currency translation
Transactions denominated

in foreign currency are translated into US dollars at the spot exchange rate on the date of the transaction. At the balance sheet date, all current assets and short-term liabilities, as well as
Financial assets

measured at
fair value that are denominated in

a foreign currency,

are translated into US dollars

using the closing exchange rate. For
Other non-current

assets

and long-term

liabilities, where

the asset

mirrors the

terms of

a corresponding

liability or

the
asset and

liability otherwise form

an economic hedge

relationship, the asset

and liability are

treated as one

unit of account
for foreign currency

translation purposes, with offset

ting unrealized foreign

currency translation

gains and losses

based
on the

closing exchange

rate presented

net in

the income

statement.
Investments in

subsidiaries

measured

at historic
cost are translated

at the spot exchange

rate on the date

of a contribution.

Currency translation

effects from

dividends
paid

in

Swiss

francs

are

recognized

in

equity.

All

other

currency

translation

effects

are

recognized

in

the

income
statement.
The

main

currency

translation

rates

used

by

UBS

Group

AG

are

provided

in

Note

33

in

the

“Consolidated

financial
statements” section of the UBS Group Annual Report 2023.
Presentation currencies
The primary presentation currency

of the standalone financial statements of

UBS Group AG is the US dollar,

in line with
its

functional

currency.

Amounts

in

Swiss

francs

are

additionally

presented

for

each

component

of

the

financial
statements. UBS Group AG applies the modified closing rate method for converting US dollar amounts into

Swiss francs:
assets and liabilities are translated at the closing rate, equity positions at historic rates, and income and expense items at the weighted average rate for the period. All resulting currency translation effects are recognized separately in
Voluntary
earnings

reserve
,

amounting

to

a

negative

currency

translation

effect

of

CHF 6,397m

as

of

31 December

2023
(31 December 2022: negative CHF 2,343m).

UBS Group AG standalone financial statements

Note 2

Accounting policies (continued)
Marketable securities
Marketable securities

include investments in alternative investment vehicles (AIVs) with a short-term holding period. The
holding period is

deemed short term if

the vesting of

the awards hedged by

the AIV is

within 12 months

after the balance
sheet

date.

These

are

equity

instruments

and

are

measured

at

fair

value

based

on

quoted

market

prices

or

other
observable market prices as of the balance sheet date. Gains and losses resulting from fair value changes are recognized in
Financial income

and
Financial expenses,

respectively.
Financial assets
Financial assets

include investments in AIVs with

a long-term holding period. The

holding period is deemed long

term if
the vesting

of the

awards

hedged by

the AIV

is more

than

12 months

after

the balance

sheet date.

These are

equity
instruments and are measured

at fair value based on their

quoted market prices or other

observable market prices as of
the balance

sheet date.

Gains and

losses resulting from

fair value

changes are recognized

in
Financial income

and
Financial
expenses,

respectively.
Financial assets

also include

loans to

and fixed-term

deposits with

UBS AG,

as well

as debt

securities issued

by Credit
Suisse AG, all with a remaining maturity

of more than 12 months. The loans

granted to UBS AG substantially mirror the
terms of the perpetual AT1 capital notes and the

TLAC-eligible senior unsecured debt instruments

issued. The loans and
deposits

are

measured

at

cost

value.

The

debt

securities

represent

downstream

funding

to

Credit

Suisse

AG

which
substantially mirrors the terms of TLAC-eli

gible senior unsecured debt instruments

issued.

These securities are measured
at cost value.
›
Refer to Note 14 for more information
Derivative instruments
UBS Group

AG uses

derivative instruments

to manage

exposures to

foreign currency

risks from

investments in

foreign
subsidiaries and

exposures to

interest rate

risk from

certain fixed-rate

debt instruments.

The derivative

instruments are
entered into

with UBS

AG and

Credit Suisse

AG, mirroring

the conditions

of the

transactions that

they enter

into with
third parties.
Derivative instruments are measured at fair value based on quoted market prices or other observable market prices as of the balance sheet date. Unrealized gains and losses are recognized on the balance sheet as
Accrued income and prepaid
expenses

and
Accrued expenses

and deferred

income
, respectively.

Corresponding

gains and

losses resulting

from fair
value changes are recognized in
Financial income

and
Financial expenses,

respectively.
Hedge accounting
UBS Group AG

applies the following

hedge accounting policies

where requirements on

risk management, documentation
and effectiveness are met:
Fair value hedges of interest rate risk related to

debt instruments
UBS

Group

AG

designates

certain

fixed-rate

issued

debt

instruments

and

fixed-to-floating

interest

rate

derivatives

as
hedged

items

and

hedging

instruments,

respectively,

in

fair

value

hedge

accounting

relationships.

The

hedged

risk

is
determined

as

the

change

in

the

fair

value

of

the

issued

debt

instruments

attributable

to

changes

in

the

designated
benchmark interest rates. The effective portion of

gains and losses of the hedging instruments is

deferred on the balance
sheet as
Accrued income and prepaid expenses

or
Accrued expenses and deferred income
.
Hedge accounting for Investments in subsidiaries
UBS Group

AG applies

hedge accounting

for certain

investments in

subsidiaries denominated

in currencies

other than
the

US

dollar,

which

are

designated

as

hedged

items.

For

this

purpose,

foreign

exchange

(FX)

derivatives,

mainly

FX
forwards and FX swaps,

are used and designated

as hedging instruments. The

hedged risk is determined

as the change
in the fair value

of the hedged item

arising solely from changes in

spot FX rates. Consequently, UBS

Group AG designates
the spot

element

of the

FX

derivatives as

hedging

instruments.

Changes

in the

fair value

of the

hedging

instruments
attributable to changes in forward points are not part of a hedge accounting designation and are recognized in
Financial
income

or
Financial expenses

in the income statement. The effective portion of gains and losses of these FX derivatives is deferred on

the balance

sheet as
Accrued income

and prepaid

expenses

or
Accrued expenses

and deferred

income

to
the extent

no change

is recognized

in the

carrying amount

of the

hedged item

arising from

changes in

spot FX

rates.
Otherwise, the effective portion of

gains and losses of these

FX derivatives is matched with the

corresponding valuation
adjustments of the

hedged item recorded

in the income

statement and recognized

either as a

reduction of
Impairment
of investments in subsidiaries

or as
Extraordinary income
.

UBS Group AG standalone financial statements

Note 2

Accounting policies (continued)
Investments in subsidiaries
Investments

in

subsidiaries

are

equity

interests

that

are

held

to

carry

on

the

business

of

the

UBS

Group

or

for

other
strategic purposes. They include all subsidiaries directly held by UBS

Group AG through which UBS conducts its business
on a global basis. The investments are carried at

cost less impairment and generally measured individually except for the
investments in

UBS AG

and Credit

Suisse AG

which are

combined as

a valuation

unit given

that these

investments are
economically closely interlinked

and also considering

the contemplated merger

of UBS AG and

Credit Suisse AG

by the
end of the second quarter of 2024.
The carrying amount

of an investment

is tested for

impairment annually and

when indicators of

a potential decrease

in
value

exist,

which

include

significant

operating

losses

incurred

or

a

severe

depreciation

of

the

currency

in

which

the
investment

is

denominated.

If

an

investment

in

a

subsidiary

is

impaired,

its

value

is

generally

written

down

to

the
recoverable amount. Subsequent recoveries in value can be recognized up to the original cost value if,

forecasts of future
profitability provide sufficient evidence that an increased recoverable amount is supported. Management may exercise its
discretion as to what extent and in which period a recovery

in value is recognized.
The

investments

in

UBS

AG

and

Credit

Suisse

AG

were

combined

for

impairment

(reversal)

testing

purposes

as

a
“valuation unit”. The “discounted cash flow” based valuation as of

31 December 2023 confirmed a recoverable amount
of the combined

entity above

the assigned book

value of USD

72,567m (CHF 61,079m),

which is below

the cost value
of the investment in the combined entity.
›
Refer to Note 3 and Note 13 for more information
›
Refer to Note 3a in the “Consolidated financial

statements” section of the UBS Group Annual

Report 2023 for a description of
businesses of the UBS Group
Long-term interest-bearing liabilities
Long-term interest-bearing liabilities include perpetual

loss-absorbing capital notes that

qualify as Basel

III AT1 capital and
TLAC-eligible senior unsecured

debt instruments at Group

level. They are presented

at nominal value. Any difference

to
nominal value, e.g.,

premium, discount

or external costs that

are directly

related to

the issue, is

deferred as
Other non-
current assets

or
Other long-term liabilities

and amortized to
Financial expenses

or
Financial income

over the maturity of
the instrument or until the first call date or optional redemption date, where applicable.
›
Refer to Note 17 for more information
Treasury shares
Treasury

shares acquired

by UBS

Group

AG are

recognized

at acquisition

cost and

are

presented

as a

deduction from
shareholders’ equity.

Upon disposal of

treasury shares

or settlement

of related share-based

awards, any

realized gain or

loss is recognized

in
Voluntary earnings

reserve
. Realized

gains

and losses

from

settlement

of share-based

awards represent

the difference
between the acquisition

cost of the

UBS Group AG

shares and the

grant date fair

value of the share-based

awards. For
the year

ended 31 December

2023, a

net loss

of USD

207m (CHF 191m)

from settlement

of share-based

awards was
recognized in
Voluntary earnings reserve

(2022 comparative period: net loss of USD 111m (CHF

102m)).
For UBS Group AG

shares acquired by a

direct or indirect subsidiary,

a
Reserve for treasury shares

held by subsidiaries

is
created in UBS Group AG’s equity.
›
Refer to Note 20 for more information
Share-based and other deferred compensation plans
Share-based compensation plans
The

grant

date

fair

value

of

equity-settled

share-based

compensation

awards

granted

to

employees

is

generally
recognized

over

the

vesting

period of

the

awards.

Awards

granted

by

UBS Group

AG in

the

form

of

UBS Group

AG
shares and notional shares are

settled by delivering UBS Group AG shares

at vesting,

except in jurisdictions where this is
not permitted for

legal or tax

reasons. They are recognized as
Compensation-related long-term liabilities
if vesting is

more
than 12 months after the balance

sheet date, or as
Accrued expenses and deferred income

if vesting is within 12 months
of the balance

sheet date. The

amount recognized is

adjusted for forfeiture assumptions,

such that the

amount ultimately
recognized is based on the

number of awards that meet the

related service conditions at the vesting

date. The grant date
fair value is based on the UBS

Group AG share price on the date of grant,

taking into consideration post-vesting sale and
hedge restrictions, dividend rights, non-vesting conditions

,

and market conditions, where applicable.
Upon settlement

of the

share-based awards,

any realized

gain or

loss on the

treasury shares

is recognized

in
Voluntary
earnings reserve
. Realized gains and losses from settlement of share-based awards represent the difference between the acquisition cost of the UBS Group AG shares and the grant

date fair value of the share-based awards.

UBS Group AG standalone financial statements

Note 2

Accounting policies (continued)
Other deferred compensation plans
Deferred

compensation

plans

that

are

not

share-based,

including

DCCP

awards

and

awards

in

the

form

of

AIVs,

are
accounted for as cash-settled awards. The present

value or fair value of the amount payable to employees that is settled in cash is

recognized as a liability

generally over the

vesting period, as
Compensation-related long-term liabilities

if vesting
is more than 12 months

after the balance sheet

date, and as
Accrued expenses and deferred

income

if vesting is within
12 months from the balance sheet date. The liabilities are remeasured at each balance sheet date at the present value of the corresponding DCCP award and

the fair value of

investments in AIVs.

Gains and losses

resulting from remeasurement
of the liabilities are recognized in
Other operating income

and
Other operating expenses
, respectively.
Recharge of compensation expenses
Expenses

related

to

deferred

compensation

plans

are

recharged

by

UBS

Group

AG

to

its

subsidiaries

employing

the
personnel.

Upon

recharge,

UBS

Group

AG

recognizes

a

receivable

from

its

subsidiaries

corresponding

to

a

liability
representing its obligation toward

the employees.
Dispensations in the standalone financial statements
As UBS

Group AG

prepares

consolidated financial

statements in

accordance with

IFRS, UBS

Group AG

is exempt

from
various disclosures

in the

standalone

financial

statements.

The dispensations

include

the management

report

and the
statement of cash flows, as well as certain note disclosures.
Note 3

Acquisition of Credit Suisse Group AG
Acquisition of Credit Suisse Group AG
On

12 June

2023,

UBS

Group

AG

formally

acquired

Credit

Suisse

Group

AG

through

merger

by

absorption.

In

the
standalone financial statements

of UBS Group

AG, the acquisition

has been applied

retroactively as

of 1 January 2023,
whereby

assets

of

USD 108,029m

(CHF 99,850m),

liabilities

of

USD 83,512m

(CHF 77,189m)

and

equity

of
USD 24,517m (CHF 22,661m) were recognized. In

exchange, the transferring shareholders obtained

176m shares of UBS
Group AG previously held as treasury

shares. In addition, contingent liabilities of USD 879m (CHF 812m) were assumed.
As

part

of

acquisition

accounting,

UBS

Group

AG

recorded

an

impairment

of

its

investment

in

Credit

Suisse

AG

of
USD 21,855m (CHF 19,648m)

for the

difference between

the book

value of

the assets and

liabilities acquired

(through
merger by absorption of Credit Suisse

Group AG as of 19 March 2023)

and the fair value of UBS

shares provided to the
Credit Suisse Group AG shareholders as of 12 June 2023.
As of 31 December 2023, the investments of UBS Group AG in both UBS AG and Credit Suisse AG were aggregated for
impairment (reversal)

testing purposes.

Such an

aggregation (i.e.,

“valuation unit”)

is permitted

under the

accounting
rules applicable to

UBS Group

AG given

that UBS AG

and Credit

Suisse AG are

closely interlinked due

to the

contemplated
merger of these two

entities by the end

of the second quarter of

2024 (as per

the merger agreement signed in

December
2023). The applicable accounting rules also

permit that the historic cost value for the

investment in Credit Suisse AG, as
per the

former Credit

Suisse Group

AG standalone

financial statements,

can be

combined

with the

cost value

for the
investment in UBS AG. The book

value assigned to the investment in

the combined entity (UBS AG and Credit

Suisse AG)
of USD 72,567m (CHF 61,079m)

is below the

cost value under

these rules and

below the recoverable

amount determined
as of 31 December 2023 by using a discounted cash flow model based on the business plan for the combined entity. As
of

31 December

2022,

the

book

value

of

the

investment

in

UBS

AG

was

capped

at

its

cost

value

of

USD 40,889m
(CHF 37,793m).
Write-off of additional tier 1 (AT1) instruments formerly issued by Credit Suisse Group AG
On

19 March

2023,

as

ordered

by

the

Swiss

Financial

Market

Supervisory

Authority

(FINMA),

additional

tier 1

(AT1)
instruments formerly issued by Credit Suisse Group

AG in a total amount of USD 17,317m (CHF 15,771m)

were written
off

together

with

the

corresponding

internal

AT1

instruments

issued

by

Credit

Suisse

AG

in

a

total

amount

of
USD 16,319m

(CHF 14,861m).

These

amounts

are

included

in

the

income

statement

in
Extraordinary

income

and
Extraordinary expenses
, respectively.

UBS Group AG standalone financial statements

Income statement notes
Note 4

Dividend income from investments in subsidiaries
USD m CHF m
For the year ended For the year ended
31.12.23 31.12.22 31.12.23 31.12.22
Dividend income from UBS AG

6,000

4,200

5,361

4,087
Dividend income from UBS Business Solutions AG

266

173

238

168
Dividend income from Credit Suisse Services AG

82

75
Dividend income from Credit Suisse LP Holding AG

3

3
Total dividend income

6,352

4,373

5,677

4,255
Note 5

Other operating income
USD m CHF m
For the year ended For the year ended
31.12.23 31.12.22 31.12.23 31.12.22
Fair value gains on AIV awards

0

45

0

44
Gains related to equity-settled awards

9

3

8

2
Other

1

1
Total other operating income

10

48

10

46
Note 6

Financial income
USD m CHF m
For the year ended For the year ended
31.12.23 31.12.22 31.12.23 31.12.22
Interest income on onward lending to UBS AG and Credit Suisse AG
1

2,477

1,929

2,220

1,841
Interest income on debt securities issued by Credit Suisse

AG
1

2,430

2,180
Interest income on other interest-bearing assets

309

55

278

53
Fair value gains on investments in AIVs

23

0

20

0
Other

173

18

152

17
Total financial income

5,412

2,002

4,850

1,911
1 The proceeds from the issuances of loss-abosorbing AT1 capital notes and TLAC-eligible senior unsecured debt are either on-lent to UBS AG or Credit Suisse AG, or used for downstream funding in the form of debt securities issued by Credit Suisse AG. Refer to Note 1 for more information.
Note 7

Personnel expenses
Personnel expenses of USD 40m

(CHF 36m) for the year

ended 31 December 2023 include

recharges from UBS AG and
UBS Business Solutions AG of USD

20m (CHF 18m) for personnel-related

costs for activities performed by the

personnel
of those companies for the benefit of

UBS Group AG (USD 20m (CHF 19m) for

the year ended 31 December 2022)

and
personnel expenses of USD

20m (CHF 18m) for

employees of the former

Credit Suisse Group AG

for the period 1

January
to 31 May 2023. The average number of employees (full-time

equivalents) for this period was more than 50 but did

not
exceed 250.
UBS Group AG had no employees throughout 2023 and 2022. All employees of the

UBS Group, including the members
of

the

Group

Executive

Board

(the

GEB)

of

UBS

Group

AG,

were

employed

by

subsidiaries

of

UBS

Group

AG.

As

of
31 December 2023, the UBS Group employed 112,842 personnel (31 December 2022: 72,597) on a full-time equivalent basis.

UBS Group AG standalone financial statements

Note 8

Other operating expenses
USD m CHF m
For the year ended For the year ended
31.12.23 31.12.22 31.12.23 31.12.22
Fair value losses on AIV awards

22

0

19

0
Capital tax

16

5

15

5
Impairment of intangible assets

6

6
Other

224

10

202

10
Total other operating expenses

269

15

241

14
Note 9

Financial expenses
USD m CHF m
For the year ended For the year ended
31.12.23 31.12.22 31.12.23 31.12.22
Interest expense on interest-bearing liabilities

5,446

1,931

4,883

1,842
Fair value losses on investments in AIVs

0

44

0

42
Other

162

13

148

13
Total financial expenses

5,608

1,987

5,030

1,897

UBS Group AG standalone financial statements

Balance sheet notes
Note 10

Liquid assets
USD m CHF m
31.12.23 31.12.22 31.12.23 31.12.22
Current deposits

2,290

1,039

1,927

960
Cash collateral

1,036

0

872

0
Time deposits with UBS AG

237

274

200

253
Total liquid assets

3,563

1,312

2,999

1,213
Note 11

Other short-term receivables
USD m CHF m
31.12.23 31.12.22 31.12.23 31.12.22
Onward lending to UBS AG
1

3,328

2,000

2,801

1,849
Debt securities issued by Credit Suisse AG

2,000

1,683
Receivables from employing entities related to compensation

awards

955

590

804

545
Other

161

48

136

44
Total other short-term receivables

6,444

2,638

5,424

2,438
1 Short-term receivables from the onward lending to UBS AG of the proceeds from the issuances of TLAC

-eligible senior unsecured debt and loss-absorbing AT1 perpetual capital notes.
Note 12

Accrued income and prepaid expenses
USD m CHF m
31.12.23 31.12.22 31.12.23 31.12.22
Accrued interest income

1,884

839

1,585

775
Deferred gains on FX derivatives

825

694
Other

154

0

129

0
Total accrued income and prepaid expenses

2,862

839

2,409

775

UBS Group AG standalone financial statements

Note 13

Investments in subsidiaries
Unless otherwise

stated, the

subsidiaries listed

below have

share capital

consisting solely

of ordinary

shares, which

are
held by UBS Group AG or UBS AG and Credit Suisse AG, respectively.

The proportion of ownership interest held is equal
to

the

voting

rights

held

by

UBS Group

AG

or

UBS

AG

and

Credit

Suisse

AG,

respectively.

The

country

where

the
respective registered office is

located is also

the principal place

of business. UBS

AG and Credit

Suisse AG operate

through
a global network of

branches and a significant

proportion of their

business activity is conducted

outside Switzerland, in
the UK, the

US, Singapore, the Hong

Kong SAR and

other countries. UBS Europe SE has

branches and offices in

a number
of EU Member States,

including Germany,

Italy,

Luxembourg and Spain. Share

capital is provided in

the currency of

the
legally registered office.
Individually significant subsidiaries

of UBS Group AG as of 31 December 2023
Company Registered office Share capital in million Equity interest accumulated in %
UBS AG Zurich and Basel, Switzerland USD

385.8

100.0
UBS Business Solutions AG
1
Zurich, Switzerland CHF

1.0

100.0
Credit Suisse AG Zurich, Switzerland CHF

4,399.7

100.0
Credit Suisse Services AG Zurich, Switzerland CHF

1.0

100.0
1 UBS Business Solutions AG holds subsidiaries in China, India, Israel and Poland.
Individually significant subsidiaries

of UBS AG as of 31 December 2023
1
Company Registered office Primary business Share capital in million Equity interest accumulated in %
UBS Americas Holding LLC Wilmington, Delaware, USA Group Items USD

2,900.0
2

100.0
UBS Americas Inc. Wilmington, Delaware, USA Group Items USD

0.0

100.0
UBS Asset Management AG Zurich, Switzerland Asset Management CHF

43.2

100.0
UBS Bank USA Salt Lake City, Utah, USA Global Wealth Management USD

0.0

100.0
UBS Europe SE Frankfurt, Germany Global Wealth Management EUR

446.0

100.0
UBS Financial Services Inc. Wilmington, Delaware, USA Global Wealth Management USD

0.0

100.0
UBS Securities LLC Wilmington, Delaware, USA Investment Bank USD

1,283.1
3

100.0
UBS Switzerland AG Zurich, Switzerland Personal & Corporate Banking CHF

10.0

100.0
1 Includes direct

and indirect subsidiaries

of UBS AG.

2 Consists of common

share capital of

USD 1,000 and

non-voting preferred share

capital of USD

2,900,000,000.

3 Consists of common

share capital of
USD 100,000 and non-voting preferred share capital of USD 1,283,000,000.
Individually significant subsidiaries

of Credit Suisse AG as of 31 December 2023
Company Registered office Primary business Share capital in million Equity interest accumulated in %
Credit Suisse International London, United Kingdom Non-core and Legacy USD

7,267.5

97.6
1
Credit Suisse (Schweiz) AG Zurich, Switzerland Personal & Corporate Banking CHF

100.0

100.0
Credit Suisse Holdings (USA), Inc. Wilmington, United States Investment Bank USD

0.0

100.0
1 UBS Group AG owns the remaining 2.4%.
Individually significant subsidiaries of UBS AG

and Credit Suisse AG are

those entities that contribute significantly

to the
Group’s financial

position or results

of operations, based

on a number

of criteria, including

the subsidiaries’ equity

and
their contribution to the Group’s total assets and profit

or loss before tax, in accordance

with Swiss regulations.
›
Refer to Note 28 in the “Consolidated financial

statements”

section of the UBS Group Annual Report 2023 for

more information
Note 14

Financial assets
USD m CHF m
31.12.23 31.12.22 31.12.23 31.12.22
Long-term receivables from UBS AG and Credit Suisse AG

71,696

62,455

60,346

57,727
of which: onward lending
1

70,462

61,371

59,307

56,724
Debt securities issued by Credit Suisse AG
2

49,143

41,363
Investments in alternative investment vehicles at fair

value related to awards vesting after 12 months

203

281

171

260
Other

246

238

207

220
Total financial assets

121,288

62,975

102,087

58,207
1 Onward lending to UBS AG or Credit Suisse AG of the proceeds from the issuances of TLAC-eligible senior unsecured debt and / or loss-absorbing

AT1 perpetual capital notes, respectively.

2 Downstream funding
in the form of debt securities issued by Credit Suisse AG with the proceeds from the issuance of TLAC-eligible senior unsecured debt.

Refer to Note 1 for more information.

UBS Group AG standalone financial statements

Note 15

Current interest-bearing liabilities
As

of

31 December

2023,

current

interest-bearing

liabilities

totaled

USD 7,094m

(CHF 5,971m),

consisting

of

loss-
absorbing

additional

tier 1

(AT1)

perpetual

capital

notes

and

TLAC-eligible

senior

unsecured

debt

instruments

of
USD 3,328m

(CHF 2,801m)

and

loans

from

UBS AG

and

UBS Switzerland AG

of

USD 3,766m

(CHF 3,170m).

As

of
31 December 2022,

current interest-bearing

liabilities totaled

USD 4,344m (CHF

4,015m), consisting

of loss-absorbing
additional tier 1

(AT1) perpetual capital notes

of USD 2,000m (CHF

1,849m) and loans from

UBS AG and UBS

Switzerland
AG of USD 2,344m (CHF 2,167m).
Notes issued, overview by amount, maturity

and coupon
31.12.23 31.12.22
Carrying amount Carrying amount
Currency
Notional
(million)
Contractual
maturity
First optional call date Coupon
1
in USD in CHF in USD in CHF
High-trigger loss-absorbing additional tier 1 perpetual capital notes
USD 2,000
2
Perpetual 31.1.23 5%

0

0

2,000

1,849
USD 2,500
3
Perpetual 31.1.24 7%

2,500

2,104

0

0
Total high-trigger loss-absorbing additional tier 1 perpetual capital notes

2,500

2,104

2,000

1,849
TLAC-eligible senior unsecured notes
EUR 750 4.3.24 n/a 2.125%

828

697

0

0
Total TLAC-eligible senior unsecured notes

828

697

0

0
1 For TLAC-eligible

senior unsecured notes, the disclosed

coupon rate refers to

the contractual coupon rate

applied from the issue date

up to the contractual maturity

date or,

if applicable, to the

first optional call
date. For the loss-absorbing

additional tier 1 perpetual

capital notes, the disclosed

coupon rate refers to

the contractual fixed coupon

rate from the issue

date up to the first

optional call date.

2 Instrument was
redeemed on 31 January 2023.

3 On 4 December 2023, UBS Group AG announced that it intended to redeem the instrument on 31 January 2024, the first call date.
Note 16

Accrued expenses and deferred income
USD m CHF m
31.12.23 31.12.22 31.12.23 31.12.22
Short-term portion of compensation-related liabilities

1,404

1,191

1,182

1,101
of which: Deferred Contingent Capital Plan

399

391

336

361
of which: other deferred compensation plans

1,005

801

846

740
Accrued interest expense

1,896

796

1,596

736
Other

579

95

487

88
Total accrued expenses and deferred income

3,879

2,082

3,265

1,924

UBS Group AG standalone financial statements

Note 17

Long-term interest-bearing liabilities

As

of

31 December

2023,

long-term

interest-bearing

liabilities

totaled

USD 127,787m

(CHF 107,557m),

consisting

of
loss-absorbing

AT1

perpetual

capital

notes

and

TLAC-eligible

senior

unsecured

debt

instruments

of

USD 127,543m
(CHF 107,352m)

and

fixed-term

loans

from

UBS

AG

of

USD 244m

(CHF 205m).

As

of 31

December

2022,

long-term
interest-bearing liabilities totaled USD 61,682m (CHF 57,012m), consisting of loss-absorbing AT1 perpetual capital notes and TLAC-eligible senior

unsecured debt instruments

of USD 61,444m (CHF 56,792m)

and fixed-term loans

from UBS AG
of USD 238m (CHF 220m).
Notes issued, overview by amount, maturity

and coupon
31.12.23 31.12.22
Carrying amount Carrying amount
Currency
Notional
(million)
Contractual
maturity
First optional
call date
Coupon
1
in USD
(million)
in CHF
(million)
in USD
(million)
in CHF
(million)
High-trigger loss-absorbing additional

tier 1 perpetual capital notes
SGD 700
2
Perpetual 28.11.23 5.875%

0

0

523

483
USD 2,500
3
Perpetual 31.1.24 7.0%

0

0

2,500

2,311
AUD 700 Perpetual 27.8.24 4.375%

477

402

477

440
SGD 750 Perpetual 4.9.24 4.85%

568

478

560

518
USD 1,575 Perpetual 7.8.25 6.875%

1,575

1,326

1,575

1,456
CHF 275 Perpetual 13.11.25 3.0%

327

275

298

275
USD 750 Perpetual 2.6.26 3.875%

750

631

750

693
USD 750 Perpetual 29.7.26 5.125%

750

631

750

693
USD 1,500 Perpetual 12.2.27 4.875%

1,500

1,263

1,500

1,386
CHF 265 Perpetual 16.2.27 3.375%

315

265

287

265
USD 1,750 Perpetual 13.11.28 9.25%

1,750

1,473

0

0
USD 1,500
4
Perpetual 10.2.31 4.375%

1,500

1,263

1,500

1,386
USD 1,750
4
Perpetual 13.11.33 9.25%

1,750

1,473

0

0
Total high-trigger loss-absorbing additional tier 1 perpetual capital notes

11,262

9,479

10,718

9,907
Low-trigger loss-absorbing additional

tier 1 perpetual capital notes
USD 1,250 Perpetual 19.2.25 7.0%

1,250

1,052

1,250

1,155
Total low-trigger loss-absorbing additional tier 1 perpetual capital notes

1,250

1,052

1,250

1,155
TLAC-eligible senior unsecured notes
EUR 750 4.3.24 n/a 2.125%

0

0

802

742
CHF 400
5
18.5.24 18.5.23 0.625%

0

0

433

400
USD 1,300
6
30.7.24 30.7.23 1.008%

0

0

1,300

1,202
JPY 130,000
7
8.11.24 8.11.23 0.719%

0

0

991

916
EUR 1,250
8
30.11.24 30.11.23 1.5%

0

0

1,337

1,236
CHF 400
9
30.1.25 30.1.24 0.875%

475

400

433

400
EUR 1,500 21.3.25 21.3.24 1.0%

1,656

1,394

1,605

1,483
USD 2,500 26.3.25 n/a 3.75%

2,500

2,104

0

0
EUR 1,750 17.4.25 17.4.24 1.25%

1,932

1,626

1,872

1,731
NOK 1,000 28.5.25 n/a 3.6%

98

83

0

0
EUR 1,500 17.7.25 17.7.24 1.25%

1,656

1,394

0

0
USD 1,750 5.8.25 5.8.24 4.49%

1,750

1,473

1,750

1,618
GBP 500 8.8.25 n/a 2.75%

638

537

0

0
USD 2,000 11.9.25 11.9.24 2.593%

2,000

1,683

0

0
GBP 750 12.9.25 12.9.24 2.125%

956

805

0

0
USD 2,500 24.9.25 n/a 4.125%

2,500

2,104

2,500

2,311
EUR 1,500 16.1.26 16.1.25 3M EURIBOR + 100 bps

1,656

1,394

0

0
EUR 1,500 29.1.26 29.1.25 0.25%

1,656

1,394

1,605

1,483
CHF 150 23.2.26 n/a 1.25%

178

150

162

150
EUR 2,000 2.4.26 2.4.25 3.25%

2,208

1,859

0

0
USD 2,000 15.4.26 n/a 4.125%

2,000

1,683

2,000

1,849
USD 2,000 17.4.26 n/a 4.55%

2,000

1,683

0

0
USD 1,200 12.5.26 12.5.25 4.488%

1,200

1,010

1,200

1,109
USD 600 12.5.26 12.5.25 Compounded Daily SOFR + 158bps

600

505

600

555
USD 1,500 5.6.26 5.6.25 2.193%

1,500

1,263

0

0
USD 1,500 15.7.26 15.7.25 6.373%

1,500

1,263

0

0
EUR 1,250 1.9.26 1.6.26 1.25%

1,380

1,162

1,337

1,236
EUR 2,000 13.10.26 13.10.25 2.125%

2,208

1,859

0

0
EUR 1,250 3.11.26 3.11.25 0.25%

1,380

1,162

1,337

1,236
USD 1,750 12.1.27 12.1.26 5.711%

1,750

1,473

0

0
USD 1,300 30.1.27 30.1.26 1.364%

1,300

1,094

1,300

1,202
USD 2,000 2.2.27 2.2.26 1.305%

2,000

1,683

0

0
EUR 1,000 15.6.27 15.6.26 2.75%

1,104

929

1,070

989
EUR 1,500 24.6.27 24.6.26 1.0%

1,656

1,394

0

0
USD 1,750 5.8.27 5.8.26 4.703%

1,750

1,473

1,750

1,618
USD 2,000 10.8.27 10.8.26 1.494%

2,000

1,683

2,000

1,849
GBP 750 30.9.27 30.9.26 7.0%

956

805

0

0

UBS Group AG standalone financial statements

Note 17

Long-term interest-bearing liabilities (continued)
Notes issued, overview by amount, maturity

and coupon
31.12.23 31.12.22
Carrying amount Carrying amount
Currency
Notional
(million)
Contractual
maturity
First optional
call date
Coupon
1
in USD
(million)
in CHF
(million)
in USD
(million)
in CHF
(million)
TLAC-eligible senior unsecured notes
JPY 8,300 27.10.27 27.10.26 0.904%

59

49

0

0
USD 1,250 22.12.27 22.12.26 6.327%

1,250

1,052

0

0
USD 2,250 9.1.28 9.1.27 4.282%

2,250

1,894

0

0
EUR 1,250 14.1.28 14.1.27 0.65%

1,380

1,162

0

0
EUR 1,000 24.2.28 n/a 0.25%

1,104

929

1,070

989
EUR 1,046 17.3.28 17.3.27 4.625%

1,155

972

0

0
USD 2,000 23.3.28 23.3.27 4.253%

2,000

1,683

2,000

1,849
JPY 5,000 4.4.28 4.4.26 1.1%

35

30

0

0
USD 1,200 12.5.28 12.5.27 4.751%

1,200

1,010

1,200

1,109
GBP 750 9.6.28 9.6.27 2.25%

956

805

0

0
USD 1,750 11.8.28 11.8.27 6.442%

1,750

1,473

0

0
EUR 1,500 5.11.28 5.11.27 0.25%

1,656

1,394

1,605

1,483
JPY 20,000 9.11.28 9.11.27 0.973%

142

119

152

141
CHF 440 9.11.28 9.11.27 0.435%

523

440

476

440
USD 2,000 12.1.29 12.1.28 3.869%

2,000

1,683

0

0
EUR 3,000 1.3.29 1.3.28 7.75%

3,313

2,788

0

0
CHF 360 24.8.29 24.8.28 0.375%

428

360

389

360
EUR 1,000 10.9.29 n/a 0.65%

1,104

929

0

0
USD 1,500 22.9.29 22.9.28 6.246%

1,500

1,263

0

0
GBP 400 3.11.29 3.11.28 1.875%

510

429

483

446
GBP 450 15.11.29 15.11.28 2.125%

574

483

0

0
EUR 100 11.3.30 11.3.29 1.19%

110

93

0

0
EUR 1,000 15.6.30 15.6.29 3.125%

1,104

929

1,070

989
USD 1,500 13.8.30 13.8.29 3.126%

1,500

1,263

1,500

1,386
EUR 1,000 11.1.31 11.1.30 4.375%

1,104

929

0

0
USD 3,000 1.4.31 1.4.30 4.194%

3,000

2,525

0

0
EUR 1,250 3.11.31 n/a 0.875%

1,380

1,162

1,337

1,236
USD 2,000 11.2.32 11.2.31 2.095%

2,000

1,683

2,000

1,849
EUR 977 17.3.32 17.3.31 4.75%

1,079

908

0

0
AUD 38 25.3.32 25.3.25 Zero coupon accreting (annual yield of 4.5%)

26

22

25

23
EUR 1,500 2.4.32 2.4.31 2.875%

1,656

1,394

0

0
USD 3,250 14.5.32 14.5.31 3.091%

3,250

2,735

0

0
EUR 30 21.9.32 21.9.27 4.03%

33

28

32

30
EUR 1,500 18.1.33 n/a 0.625%

1,656

1,394

0

0
USD 1,500 11.2.33 11.2.32 2.746%

1,500

1,263

1,500

1,386
EUR 1,250 24.2.33 n/a 0.625%

1,380

1,162

1,337

1,236
JPY 10,000 16.3.33 n/a 1.82%

71

60

0

0
AUD 200 21.3.33 21.3.26 6.1%

136

115

0

0
USD 1,500 5.8.33 5.8.32 4.988%

1,500

1,263

1,500

1,386
USD 3,000 12.8.33 12.8.32 6.537%

3,000

2,525

0

0
GBP 750 7.9.33 7.9.32 7.375%

956

805

0

0
JPY 10,000 27.10.33 27.10.32 1.269%

71

60

0

0
USD 2,000 15.11.33 15.11.32 9.016%

2,000

1,683

0

0
USD 2,250 12.1.34 12.1.33 5.959%

2,250

1,894

0

0
CHF 52 30.6.34 n/a Zero coupon accreting (annual yield of 2.4726605548%)

61

52

0

0
EUR 100 4.7.34 11.7.28 2.455%

110

93

0

0
USD 1,750 22.9.34 22.9.33 6.301%

1,750

1,473

0

0
AUD 39 18.8.35 18.8.30 Zero coupon accreting (annual yield of 2.5%)

27

22

26

24
USD 40 24.11.35 24.11.26 2.21%

40

34

40

37
AUD 45 3.12.35 3.12.24 2.3%

31

26

31

28
USD 25 25.2.36 25.2.24 2.37%

25

21

25

23
USD 40 4.3.36 4.3.24 2.49%

40

34

40

37
EUR 45 17.5.37 16.5.27 3.73%

50

42

48

45
AUD 60 18.5.37 18.5.25 Zero coupon accreting (simple interest of 8.92%)

41

35

39

36
EUR 120 15.9.37 15.9.34 4.1%

133

112

128

119
AUD 64 9.2.38 9.2.26 Zero coupon accreting (annual yield of 6.85%)

43

36

0

0
EUR 90 15.2.38 15.2.33 4.5%

99

84

0

0
AUD 40 16.3.38 16.3.30 6.25%

27

23

0

0
AUD 52 17.3.38 17.3.26 Zero coupon accreting (simple interest of 9.8%)

36

30

0

0
EUR 80 21.11.38 21.11.30 Zero coupon accreting (annual yield of 5.61%)

89

75

0

0
EUR 60 30.11.38 30.11.30 5.05%

66

56

0

0

UBS Group AG standalone financial statements

Note 17

Long-term interest-bearing liabilities (continued)
Notes issued, overview by amount, maturity

and coupon
31.12.23 31.12.22
Carrying amount Carrying amount
Currency
Notional
(million)
Contractual
maturity
First optional
call date
Coupon
1
in USD
(million)
in CHF
(million)
in USD
(million)
in CHF
(million)
TLAC-eligible senior unsecured notes
EUR 25 30.11.38 30.11.32 5.05%

28

23

0

0
EUR 25 22.6.42 22.6.29 3.63%

28

23

27

25
EUR 37 8.9.42 8.9.32 4.09%

41

34

40

37
JPY 10,000 28.9.42 n/a 1.79%

71

60

76

70
EUR 42 16.1.43 16.1.33 4.85%

46

39

0

0
USD 1,500 11.2.43 11.2.42 3.179%

1,500

1,263

1,500

1,386
EUR 76 17.2.43 17.2.33 Zero coupon accreting (annual yield of 4.7250005926%)

83

70

0

0
EUR 25 29.6.43 29.6.33 5.05%

28

23

0

0
EUR 50 30.6.43 30.6.31 5.15%

55

46

0

0
USD 2,000 15.5.45 n/a 4.875%

2,000

1,683

0

0
USD 86 29.3.47 29.3.27 Zero coupon accreting (annual yield of 4.02%)

86

72

82

76
USD 395 29.3.48 29.3.24 Zero coupon accreting (annual yield of 4.6%)

395

333

0

0
USD 190 29.6.48 29.6.24 Zero coupon accreting (annual yield of 5%)

190

160

0

0
USD 247 31.8.48 31.8.24 Zero coupon accreting (annual yield of 5%)

247

207

0

0
USD 131 26.10.48 26.10.24 Zero coupon accreting (annual yield of 5.35%)

131

110

0

0
USD 130 27.12.48 27.12.24 Zero coupon accreting (annual yield of 5.4%)

130

110

0

0
USD 155 30.1.49 30.1.24 Zero coupon accreting (annual yield of 5.35%)

155

131

0

0
USD 155 30.1.49 30.1.24 Zero coupon accreting (annual yield of 5.35%)

155

131

0

0
USD 129 30.1.49 30.1.24 Zero coupon accreting (annual yield of 5.3%)

129

109

0

0
USD 160 29.5.49 29.5.24 Zero coupon accreting (annual yield of 4.7%)

160

135

0

0
USD 159 27.6.49 27.6.24 Zero coupon accreting (annual yield of 4.5%)

159

133

0

0
USD 163 4.11.49 4.11.24 Zero coupon accreting (annual yield of 3.8%)

163

138

157

146
USD 137 4.3.50 4.3.25 Zero coupon accreting (annual yield of 3.6%)

137

116

133

123
USD 231 14.4.50 14.4.25 Zero coupon accreting (annual yield of 4%)

231

195

222

206
USD 113 22.5.50 22.5.25 Zero coupon accreting (annual yield of 3.5%)

113

95

109

101
USD 566 27.5.50 27.5.25 Zero coupon accreting (annual yield of 3.5%)

566

476

547

505
USD 60 22.9.50 22.9.24 Zero coupon accreting (annual yield of 2.8%)

60

51

59

54
USD 108 12.1.51 12.1.26 Zero coupon accreting (annual yield of 2.7%)

108

91

105

97
USD 358 29.1.51 29.1.26 Zero coupon accreting (annual yield of 2.8%)

358

301

348

322
USD 185 26.2.51 26.2.26 Zero coupon accreting (annual yield of 3%)

185

156

180

166
AUD 98 26.2.51 26.2.26 Zero coupon accreting (annual yield of 3.01%)

67

56

65

60
USD 290 26.5.51 26.5.26 Zero coupon accreting (annual yield of 3.5%)

290

244

280

259
EUR 98 16.8.52 16.8.32 Zero coupon accreting (annual yield of 4.04%)

109

91

105

97
AUD 50 7.12.53 7.12.26 Zero coupon accreting (simple interest of 16%)

34

29

0

0
USD 325 31.1.60 31.1.25 Zero coupon accreting (annual yield of 3.85%)

325

273

0

0
Total TLAC-eligible senior unsecured notes

115,031

96,821

49,476

45,730
1 For TLAC-eligible

senior unsecured notes, the

disclosed coupon rate refers

to the contractual coupon

rate applied from the

issue date up to

the contractual maturity

date or,

if applicable, to

the first optional call
date. For the loss-absorbing

additional tier 1 perpetual

capital notes, the

disclosed coupon rate

refers to the contractual

fixed coupon rate from

the issue date up

to the first optional

call date.

2 Instrument was
redeemed on 28 November 2023.

3 On 4 December 2023, UBS Group AG announced that it intended to redeem the instrument on 31 January 2024, the first call date.

4 The notes are subject to write-down upon
the occurrence of a trigger event

or a viability event. Following

approval of a minimum amount

of conversion capital by UBS Group

AG’s shareholders,

upon the occurrence of a trigger

event or a viability event

the
notes will be converted into UBS Group AG ordinary shares rather than be subject to write-down.

5 Instrument was redeemed on 18 May 2023.

6 Instrument was redeemed on 30 July 2023.

7 Instrument was
redeemed on 8 November 2023.

8 Instrument was redeemed on 30 November 2023.

9 Instrument was called on 11 January 2024.

UBS Group AG standalone financial statements

Note 18

Compensation-related long-term liabilities
USD m CHF m
31.12.23 31.12.22 31.12.23 31.12.22
Long-term portion of compensation-related liabilities

3,629

3,201

3,054

2,959
of which: Deferred Contingent Capital Plan

1,296

1,209

1,091

1,118
of which: other deferred compensation plans

2,333

1,992

1,964

1,841
Total compensation-related long-term liabilities

3,629

3,201

3,054

2,959
Note 19

Share capital
As of 31 December 2023, the issued share capital

consisted of 3,462,087,722 registered

shares with a nominal value of
USD 0.10 each (31 December 2022: 3,524,635,722 shares

with a nominal value of CHF 0.10 each).
›
Refer to Reconciliation of equity for further

information on changes of share capital
›
Refer to “UBS shares” in the “Capital, liquidity and funding,

and balance sheet” section of this report for more information about
UBS Group AG shares
Note 20

Treasury shares
Number of registered shares Average price in USD Average price in CHF
Balance as of 31 December 2021

303,195,328

15.35

14.41
of which: treasury shares held by UBS Group AG

301,812,111

15.34

14.40
of which: treasury shares held by UBS AG and other subsidiaries

1,383,217

17.87

16.03
Acquisitions

360,148,093

17.32

16.46
Disposals

(7,112,184)

17.55

16.59
Cancellation
1

(177,787,273)

17.00

15.66
Delivery of shares to settle equity-settled awards

(60,392,076)

14.56

13.53
Balance as of 31 December 2022

418,051,888

16.42

15.73
of which: treasury shares held by UBS Group AG
2

416,881,911

16.42

15.73
of which: treasury shares held by UBS AG

1,169,977

18.67

17.40
Acquisitions
3

141,390,875

24.89

22.63
Disposals

(6,461,062)

24.74

22.42
Cancellation
1

(62,548,000)

17.82

16.44
Treasury shares issued in the acquisition of the Credit Suisse Group
4

(178,031,769)

16.67

15.41
Delivery of shares to settle equity-settled awards

(59,168,495)

18.36

16.79
Balance as of 31 December 2023

253,233,437

19.97

19.22
of which: treasury shares held by UBS Group AG
2

251,812,721

19.91

19.18
of which: treasury shares held by UBS AG and other subsidiaries

1,420,716

30.33

26.76
1 In 2023, as

approved by the shareholders

at the Annual General

Meeting held on 5

April 2023, the

cancellation of 62,548,000 shares,

each with a nominal

value of CHF 0.10,

purchased under the

2022 share
repurchase program, was executed. (In 2022,

as approved by the shareholders at the Annual General

Meeting held on 6 April 2022, the cancellation

of 177,787,273 shares, each with a nominal

value of CHF 0.10,
acquired under the 2021 share repurchase program

from its inception in 2021 until 18 February

2022, was executed.)

2 Treasury shares held by

UBS Group AG had a carrying value of

USD 5,013m (CHF 4,830m)
as of 31 December 2023

(31 December 2022: USD

6,844m (CHF 6,557m)).

3 Includes 2,709,430 shares

held by Credit Suisse

Group AG and

its subsidiaries as of

1 January 2023, the

date of the acquisition

of
Credit Suisse Group

AG. Refer

to Note 3

for more information.

4 In May 2023,

178,031,769 shares purchased

under the 2022

share repurchase program

and originally intended

for cancellation purposes

were
repurposed for the acquisition of the Credit Suisse Group and 175,649,481 shares were transferred to the Credit Suisse Group shareholders in an exchange of shares as consideration for the acquisition of the Credit
Suisse Group on 12 June 2023 (1 UBS Group AG share for 22.48 Credit Suisse AG shares).

UBS Group AG standalone financial statements

Additional information
Note 21

Assets pledged to secure own liabilities and assets subject

to retention of title
As of 31 December 2023, total pledged assets of UBS Group AG amounted to USD 6,637m (CHF

5,586m). These assets
consisted

of

certain

liquid

assets,

marketable

securities

and

financial

assets

and

were

pledged

to

UBS

AG.

As

of
31 December

2022, total

pledged

assets

of

UBS Group

AG

amounted

to

USD 3,401m

(CHF 3,143m).

The

associated
liabilities

secured

by

these

pledged

assets

were

USD 3,833m

(CHF 3,226m)

and

USD 2,543m

(CHF 2,351m)

as

of
31 December 2023 and 31 December 2022, respectively.
As of 31 December 2023, liquid assets in the amount of USD

5m were held in an escrow account.
Note 22

Contingent liabilities
As of 31

December 2023, total contingent

liabilities of UBS

Group AG amounted to

USD 1,470m (CHF

1,237m), of which
USD 820m (CHF 690m)

related to positions

assumed from the

former Credit Suisse

Group AG upon its

acquisition. The
contingent liabilities include indemnities, guarantees,

letters of responsibility and letters of comfort issued for the benefit of subsidiaries and creditors of subsidiaries.

In some instances the amount of exposure of UBS Group AG is not specified but relates to specific circumstances

such as the solvency of subsidiaries, and

therefore no related

amount is included in
the aforementioned figure.
Joint and several liability – value-added tax
UBS Group AG

is jointly and severally

liable for the combined

value added tax

(VAT)

liability of UBS

entities that belong
to the VAT

group of UBS in Switzerland.

UBS Group AG standalone financial statements

Note 23

Share ownership of the members of the Board

of Directors, the Group Executive Board and other
employees
Shares awarded
For the year ended 31.12.23 For the year ended 31.12.22
Number of shares
Value of shares in
USD m
1
Value of shares in
CHF m
1
Number of shares
Value of shares in
USD m
1
Value of shares in
CHF m
1
Awarded to members of the BoD

325,516

8

7

281,112

6

5
Awarded to members of the GEB

3,128,457

62

53

3,602,659

65

60
Awarded to other UBS Group employees

60,779,366

1,213

1,021

58,601,111

1,052

973
Total

64,233,339

1,283

1,080

62,484,882

1,123

1,038
1 Shares awarded to members of the

BoD during 2023 for the period from the

2022 AGM to the 2023 AGM

were valued at CHF 20.092 and shares

awarded during 2022 for the period

from the 2021 AGM to the
2022 AGM were valued at CHF

19.194 (average closing price of UBS

shares over the last 10 trading

days leading up to and including the grant

date). Shares (including notional shares) awarded

to members of the
GEB in office during disclosed periods

and other UBS Group employees were

valued at weighted average

grant date fair value (USD

19.96 for the year ended

31 December 2023 and USD 17.96

for the year ended
31 December 2022). For illustrative purposes, the value

of the shares was converted at the closing exchange rates as of 31 December 2023 (CHF / USD 1.19) and 31

December 2022 (CHF / USD 1.08), accordingly.
›
Refer to the “Compensation” section of this report for

more information about the terms and conditions

of the shares awarded to
the members of the Board of Directors and the Group Executive

Board
Number of shares of BoD members
1
Name, function on 31 December Number of shares held Voting rights in %
Colm Kelleher, Chairman
2023

456,045

0.035
2022

339,084

0.022
Lukas Gähwiler, Vice Chairman
2
2023

342,248

0.026
2022

283,907

0.019
Jeremy Anderson, Senior Independent Director
2023

140,812

0.011
2022

119,660

0.008
Claudia Böckstiegel, member
2023

16,523

0.001
2022

7,814

0.001
William C. Dudley, member
2023

80,333

0.006
2022

66,646

0.004
Patrick Firmenich, member
2023

53,405

0.004
2022

27,275

0.002
Fred Hu, member
2023

112,265

0.009
2022

97,543

0.006
Mark Hughes, member
2023

65,916

0.005
2022

48,497

0.003
Nathalie Rachou, member
2023

46,057

0.003
2022

31,126

0.002
Julie G. Richardson, member
2023

155,623

0.012
2022

138,204

0.009
Dieter Wemmer, member
2023

147,251

0.011
2022

132,320

0.009
Jeanette Wong, member
2023

115,567

0.009
2022

93,440

0.006
Total
2023

1,732,045

0.131
2022

1,385,516

0.090
1 Includes blocked and

unblocked shares held

by BoD members,

including those held by

related parties. No

options were granted in

2023 and 2022.

2 Includes 127,386 unvested

shares granted under

variable
compensation plans with forfeiture provisions as part of Lukas Gähwiler’s compensation for his executive roles previously held at UBS.

UBS Group AG standalone financial statements

Note 23

Share ownership of the members of the Board

of Directors, the Group Executive Board and other
employees (continued)
Share ownership / entitlements of GEB members
1
Name, function
on
31 December
Number of
unvested
shares / at
risk
2
Number of
vested shares
Total number
of shares
Potentially
conferred
voting
rights in %
Sergio Ermotti, Group Chief Executive Officer
2023

1,218,685

1,220,864

2,439,549

0.185
2022 - - - -
Ralph A.J.G. Hamers, former Group Chief Executive Officer
2023 - - - -
2022

349,441

5,238

354,679

0.023
Michelle Bereaux, Group Integration Officer
2023

100,618

0

100,618

0.008
2022 - - - -
Christian Bluhm, Group Chief Risk Officer
2023

715,033

51

715,084

0.054
2022

707,979

0

707,979

0.046
Mike Dargan, Group Chief Operations and Technology Officer
2023

408,308

56,024

464,332

0.035
2022

386,141

17,955

404,096

0.026
Suni Harford, President Asset Management
2023

1,226,219

128,081

1,354,300

0.103
2022

1,028,210

44,202

1,072,412

0.070
Naureen Hassan, President UBS Americas
2023

48,861

0

48,861

0.004
2022

0

0

0

0.000
Robert Karofsky, President Investment Bank
2023

1,116,181

446,655

1,562,836

0.118
2022

1,037,028

364,914

1,401,942

0.092
Sabine Keller-Busse, President Personal & Corporate Banking and President UBS Switzerland
2023

998,319

460,442

1,458,761

0.111
2022

973,150

566,106

1,539,256

0.101
Iqbal Khan, President Global Wealth Management
2023

1,118,165

32,287

1,150,452

0.087
2022

960,301

0

960,301

0.063
Edmund Koh, President UBS Asia Pacific
2023

906,095

530,000

1,436,095

0.109
2022

724,865

579,937

1,304,802

0.085
Ulrich Körner, CEO of Credit Suisse AG
2023

314,134

15,126

329,260

0.025
2022 - - - -
Barbara Levi, Group General Counsel
2023

462,894

76,075

538,969

0.041
2022

407,195

45,818

453,013

0.030
Beatriz Martin Jimenez, Head Non-core and Legacy and

President UBS EMEA
2023

381,209

81,823

463,032

0.035
2022 - - - -
Markus Ronner, Group Chief Compliance and Governance Officer
2023

642,528

3,129

645,657

0.049
2022

586,283

0

586,283

0.038
Stefan Seiler, Head Group Human Resources & Group Corporate Services
2023

270,359

0

270,359

0.020
2022 - - - -
Todd Tuckner,

Group Chief Financial Officer
2023

219,246

338,962

558,208

0.042
2022 - - - -
Sarah Youngwood, former Group Chief Financial Officer
2023 - - - -
2022

299,729

0

299,729

0.020
Total
2023

10,146,854

3,389,519

13,536,373

1.026
2022

7,460,322

1,624,170

9,084,492

0.593
1 Includes all vested and unvested

shares of GEB members, including those held by

related parties. No options were held in 2023 and

2022 by any GEB member or

any of its related parties. Refer to “Note

27 Employee
benefits: variable compensation” in the “Consolidated

financial statements” section of our Annual

Report 2023 for more information.

2 Includes shares granted under variable

compensation plans with forfeiture
provisions. For the 2019/20 and 2020/21 LTIP

awards, the values reflect the final value.

For all other LTIP

awards, the values reflect the fair value

awarded at grant. The actual number of shares vesting

in the future
will be calculated under the terms of the plans. Refer to “Group compensation” in the “Compensation” section of this report for more information about the plans.
Note 24

Related parties
Related parties are

defined under the

Swiss Code of

Obligations as direct

and indirect participants

with voting rights

of
20% or more, management bodies (BoD and GEB), external auditors,

and direct and indirect investments in subsidiaries.
Payables due to members of the GEB

and the external auditors are provided

in the table below.

Amounts due from and
due to subsidiaries are provided on the face

of the balance sheet.
USD m CHF m
31.12.23 31.12.22 31.12.23 31.12.22
Payables due to the members of the GEB

175

110

147

102
of which: Deferred Contingent Capital Plan

75

44

63

40
of which: other deferred compensation plans

100

66

84

61
Payables due to external auditors

0

0

0

0
▲

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
CH-4002 Basel

Phone: +41 58 286 86 86
www.ey.com/ch

To the General Meeting of
UBS Group AG, Zürich

Basel, 27 March 2024

Report of the statutory auditor

Report on the audit of the financial statements

Opinion

We have audited the financial statements of UBS Group AG (the Company), which comprise the balance sheet as at 31 December 2023 and the income statement for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements comply with Swiss law and the Company's articles of incorporation.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's responsibilities for the audit of the financial statements" section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For the matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the "Auditor's responsibilities for the audit of the financial statements" section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matter below, provide the basis for our audit opinion on the financial statements.

UBS Group AG standalone financial statements

2

Impairment of investments in subsidiaries

Area of Focus	Following the acquisition of Credit Suisse Group AG by UBS Group AG on 12 June 2023, UBS Group AG recorded an impairment of USD 21.9 billion on its investment in Credit Suisse AG as of 30 June 2023. This impairment aimed to align the book value of the assets and liabilities acquired through the merger by absorption of Credit Suisse Group AG with the fair value of the treasury shares provided to Credit Suisse Group AG shareholders as of 12 June 2023, following the "consideration paid approach." As of 31 December 2023, the combined investments in UBS AG and Credit Suisse AG were tested for impairment using the portfolio valuation method. The impairment testing confirmed that the recoverable amount of the combined entity, determined using a discounted dividend model, exceeded the carrying amount of the combined investment in UBS AG and Credit Suisse AG. Consequently, a reversal of the impairment of USD 21.9 billion recorded as of 30 June 2023, was recognized. Due to the inherent uncertainties in valuing investments in subsidiaries, including forecasting and management's judgments, and considering the significance of the account with USD 72.6 billion as of 31 December 2023, we identified this area as a key audit matter.
Our audit response	Our audit procedures included the review of management's process over the valuation of investments in subsidiaries and other participations, including the impairment test. We verified management's assumptions related to combining the investments in UBS AG and Credit Suisse AG under the portfolio valuation method and to the inputs used in the relevant valuation models. We obtained an understanding and evaluated the relevant controls addressing the identified risks and tested the design and operating effectiveness of these controls. Our focus was on controls over the review of the various valuation models and the estimation of future cashflows, as well as governance and oversight over management's valuation process. We assessed the appropriateness of the valuation methodology, taking into account the nature of the investment and the underlying business. With the support of valuation specialists we assessed the assumptions and methodologies used by management, to determine the recoverable amount of the investment in subsidiaries. We also assessed the relevant disclosure within note 13 to the financial statements of UBS Group AG.

UBS Group AG standalone financial statements

3

Other information

The Board of Directors is responsible for the other information in the annual report. The other information comprises the information included in the annual report, but does not include the consolidated financial statements of UBS Group AG and UBS AG, the standalone financial statements of UBS Group AG, the compensation report and our auditor's reports thereon.

Our opinions on the consolidated financial statements of UBS Group AG and UBS AG, the standalone financial statements of UBS Group AG and the compensation report do not cover the other information in the annual report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors' responsibilities for the financial statements

The Board of Directors is responsible for the preparation of the financial statements in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern, and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on EXPERTSuisse's website at: https://www.expertsuisse.ch/en/audit-report. This description forms an integral part of our report.

UBS Group AG standalone financial statements

4

Report on other legal and regulatory requirements

In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of the financial statements according to the instructions of the Board of Directors.

Furthermore, we confirm that the proposed appropriation of available earnings complies with Swiss law and the Company's articles of incorporation. We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Maurice McCormick
Licensed audit expert
(Auditor in charge)

Spiros Kavvadias
Licensed audit expert

UBS Group AG standalone financial statements

Cautionary Statement

|

This report

and the

information contained

herein are provided

solely for

information purposes,

and are

not to

be construed

as solicitation
of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent Annual Report on
Form 20- F,
quarterly reports and other information

furnished to or filed with

the US Securities and Exchange

Commission (the SEC) on Form

6-K, available at
ubs.com/investors
, for additional information.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.

Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report, any

website addresses are provided

solely for information

and are not intended

to be active links.

UBS is not incorporating

the contents
of any such websites into this report.

UBS Group AG
P.O. Box
CH-8098 Zurich
ubs.com

Zurich, 28 March 2024
Consent of Independent Registered Public

Accounting Firm
We consent to the incorporation by reference in each of the following registration statements of UBS Group AG:
(1)
on Form F-3 (Registration Number 333-272452),

and each related prospectus currently outstanding under
such registration statement,
(2)
on Form S-8 (Registration Numbers 333-200634;

333-200635; 333-200641; 333-200665; 333-215254;
333-215255; 333-228653; 333-230312; 333-249143;

and 333-272975), and each related prospectus
currently outstanding under any of the aforementioned

registration statements,
of our report dated 27 March 2024, with respect to the standalone financial statements of UBS Group AG for

the
year ended 31 December 2023 included

in this Report of Foreign Private Issuer (Form 6-K) dated

28 March 2024,
filed with the Securities and Exchange Commission.
/s/ Ernst & Young Ltd

This Form 6-K is hereby incorporated by reference into the registration statements of UBS Group
AG on Form F-3
(Registration Number 333-272452) and on Form S-8 (Registration Numbers

333-200634; 333-200635; 333-
200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; 333-249143

and 333-272975), and into
each prospectus outstanding under any of the foregoing registration statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned, thereunto duly authorize.
UBS Group AG
By: _/s/ Steffen Henrich__________
Name: Steffen Henrich
Title: Group Controller

By:

/s/ David Kelly

Name:

David Kelly
Title:

Managing Director

Date:

March 28, 2024